Exhibit 99.1

Alio Gold Re-Aligns Capability to Focus on Mine Operations

VANCOUVER, Aug. 20, 2018 /CNW/ - Alio Gold Inc (TSX, NYSE AMERICAN: ALO) ("Alio Gold" or the "Company"), or the "Company"), today reports changes aimed at aligning capability to focus on its operating mines and reduce overhead costs.  Recently, the Company announced the temporary suspension of exploration and development work at its Ana Paula project and a commitment to focus its efforts and capital allocation on its two operating mines, San Francisco and Florida Canyon.  The Company is aligning its capability to support these efforts.  As a result, Paul Hosford, Vice President of Project Development, and the Project Manager, Terry Murphy, will be leaving the Company on August 31, 2018.  The Company has also taken steps to reduce costs at the Ana Paula project site in Mexico while maintaining a level of local employment and community engagement.

"We would like to thank Paul and his development team for their efforts in advancing Ana Paula," said Greg McCunn, Chief Executive Officer.  "We have increased our knowledge of the project greatly over the last year and made significant improvements to the infrastructure which will make it simpler to resume work when we are in a position to do so."

In addition, Colette Rustad, Chief Financial Officer, has left the Company on August 17, 2018.

"Colette was brought on last year to lead the arrangement of $100 million in debt financing and put all the financial systems in place to build a mine," Greg McCunn added.  "We made excellent progress on those efforts, but the decline in gold price and the equity capital market conditions are not supportive of advancing the Ana Paula project at this time. We wish Colette all the best in her future endeavors."

Ian Harcus, currently Corporate Controller, has been appointed Vice President Finance and will lead the finance function for the Company.   In conjunction with this, the Company has also implemented a number of changes at its corporate office in Vancouver which in total are expected to reduce the corporate overhead by approximately $1.2 million over the next 12 months.

Technical capability is now being aligned under Doug Jones, Chief Operating Officer, as the Company focuses on the technical review of the San Francisco mining operations in Sonora, Mexico.  The objective of the review is to improve understanding and mining operations in the San Francisco pit aiming at reduced mining dilution and improved grades feeding the crushing circuit ahead of heap leaching.  At Florida Canyon, the Company has begun implementing new management systems and processes as part of the integration process.  Joe Campbell, the current General Manager at San Francisco, will be moving into the General Manager role at Florida Canyon to lead these changes.  The new life of mine plan and supporting technical report for Florida Canyon is on track for completion by the end of this year.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company's San Francisco Property, Florida Canyon Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations, projected operational updates to the Ana Paula Project, expectations regarding environmental studies at the Ana Paula Project, expectations regarding permitting at the Ana Paula Project and expectations regarding the payment of dividends on the Company's common shares.

Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property, Florida Canyon Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions, that labour disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold, silver or other metals; competitive conditions in the mining industry; title to mineral properties costs; and changes in laws, rules and regulations applicable to the Company. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company's properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors' and officers' conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst's downgrades and dilution; and other factors contained in the section entitled "Risks and Uncertainties" per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE Alio Gold

View original content: http://www.newswire.ca/en/releases/archive/August2018/20/c5629.html

%CIK: 0001502154

For further information: Lynette Gould, Vice President, Investor Relations, 604-638-8976, lynette.gould@aliogold.com

CO: Alio Gold

CNW 17:00e 20-AUG-18